SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                 RAZORFISH, INC.
                      (Name of Person(s) Filing Statement)

               Class A Common Stock, par value $.01 per share; and
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                 John J. Roberts
                             Chief Financial Officer
                                 Razorfish, Inc.
                                 11 Beach Street
                            New York, New York 10013
                                 (212) 966-5960

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              John R. Hempill, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          New York, New York 10104-0050
                                 (212) 468-8000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

This Amendment No. 1 to the Schedule 14D-9 dated December 6, 2002 (as amended and supplemented, this "Schedule 14D-9") amends and supplements the Schedule 14D-9 as follows:

Item 3: Past Contacts, Transactions, Negotiations and Agreements.

The second paragraph of Item 3 is hereby amended and supplemented by adding a new paragraph immediately thereafter, as follows:


      At the Offer price of $1.70 a share, a total of $142,450 will be paid to directors and executive officers with respect to outstanding options to purchase shares of Class A common stock held by the following directors and executive officers in the amounts indicated: $60,662 to Mr. Jean-Philippe Maheu, Chief Executive Officer; $28,000 to Mr. John Roberts, Chief Financial Officer; $28,000 to Mr. Robert Lord, Chief Operating Officer, $3,734 to Mr. Christopher Sissons, General Counsel; $7,350 to Mr. Carter Bales, Director; $7,350 to Mr. Peter Lund, Director; and $7,350 to Mr. Bo Dimert, Director. No director or executive officer owns any warrants. According to the terms of existing employment agreements as described in the Information Statement, the following executives would be entitled to receive severance or change in control payments in the amounts indicated: $1,600,00 to Mr. Jean Philippe Maheu, $1,200,000 to Mr. John Roberts and $300,000 to Mr. Robert Lord.


Item 4: The Solicitation or Recommendation

Item 4(a) and Item 4(b) are hereby amended and restated as follows:

(a) Solicitation and Recommendation.

      Recommendation of the Board.

      At a meeting held on November 21, 2002, the Board of Directors of the Company, by unanimous vote of all the directors (i) determined that the Offer and the Merger are fair to, advisable to and in the best interests of the Company and its stockholders, (ii) approved the Acquisition Agreement and the transactions provided for therein, including the Offer and the Merger and (iii) recommended that stockholders of the Company tender their Shares in the Offer, and, if necessary under the DGCL, approve and adopt the Acquisition Agreement and the Merger.

      ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

      Background.


      Early in 2001, the Company's executive management, including Mr. Jean-Philippe Maheu, Chief Executive Officer and Mr. John Roberts, Chief Financial Officer, commenced discussions with various parties about the possibility of making an investment in the Company, acquiring the Company or acquiring certain assets of the Company. The Company commenced these discussions due to, among other considerations, the write-off of substantial goodwill during the 4th quarter of fiscal year 2000, declining revenues and a desire to strengthen its capital position and to maximize shareholder value. During 2001, the Company signed twenty-four confidentiality agreements relating to various potential investment and acquisition opportunities, and had varying levels of discussions relating thereto. Six companies commenced due diligence investigations of the Company. Of those six, three had meetings with members of the Company's management, including Mr. Maheu, Mr. Roberts, and Mr. Robert Lord, the Company's Chief Operating Officer. None of these three investigations resulted in an investment or acquisition offer for various reasons, including the inability of the Company and the other parties to agree on pricing and the Company's ongoing restructuring efforts, which included the divestiture of its European operations that occurred during the second, third and fourth quarters of 2001 and a reduction in its domestic workforce of approximately 900 people that occurred throughout fiscal 2001.


      During the first week of August of 2001, Mr. Ty Mattingly, SBI's Executive Vice President of Corporate Development, and Mr. Karl Wilhelm, SBI's Chief Technology Officer, met in New York with Mr. John Roberts to introduce SBI to the Company and to learn more about the Company. The Company and SBI signed a non-disclosure agreement on August 6, 2001 and, pursuant to that agreement, made certain information regarding the respective companies available to each other.

      In early August of 2001, SBI representatives, including Mr. Mattingly, Mr. Tim Pierce, SBI's Chief Financial Officer, and Mr. Mark Ostler, SBI's Vice President of Finance, met with Mr. Maheu and Mr. Roberts at the Company offices where members of Company management, including Mr. Maheu, Mr. Roberts and Mr. Lord made presentations about the Company, its areas of expertise and strength and its financial statements. As a result of these informational meetings, there were a number of email and telephone exchanges, primarily between Mr. Mattingly of SBI and Mr. Roberts of the Company, in order to determine what additional steps might be appropriate and to provide follow-up data. During this period, a number of potential transactions were explored on a preliminary basis, including the acquisition of certain assets by SBI, the acquisition of the Company by SBI, and the merger of SBI into the Company.

      On August 24, 2001, SBI delivered a non-binding indication of interest to the Company, in which SBI stated that it would be interested in purchasing certain assets from the Company and if a number of conditions could be resolved satisfactorily (including the resolution of tax, accounting, liability and valuation issues, the Company's resolution of lease obligations with respect to facilities not required in the Company's operations and the disposition of certain unprofitable operations) SBI would consider acquiring the Company. During September of 2001, management of SBI and the Company engaged in several conference calls to further develop an understanding of each other's business, management and personnel. On September 20, 2001, there were meetings held at the Company's offices in San Francisco and New York between the regional operating management of the two companies to discuss each other's businesses and to continue the due diligence process.

      On October 2nd and 3rd of 2001, senior management of SBI, including Mr. Ty Mattingly and Mr. Ned Stringham, the Chief Executive Officer of SBI, and members of the Company's management, including Mr. Maheu, Mr. Roberts and Mr. Lord, met in the Company's New York offices to discuss further the Company's clients, operations, personnel and financial position. Throughout October of 2001, SBI continued to perform due diligence and the parties discussed a draft merger agreement sent to the Company by SBI on September 5, 2001. During the second week of November of 2001, SBI determined that the timing was not appropriate for a business combination with the Company for a number of reasons, including the ongoing restructuring efforts at the Company and the price of the Company's stock, which reached a level above the valuation of the Company that SBI was willing to consider in connection with a potential transaction.


      Between December of 2001 and August of 2002, after discussions with SBI had broken off, the Company entered into nine additional confidentiality agreements with other potential participants to explore various strategic alternatives with respect to investing in or acquiring the Company or its assets and liabilities. Of those nine, six resulted in exchanges of detailed information about the Company and meetings with Mr. Roberts and Mr. Maheu. Of those six, four resulted in more extensive management meetings and one of them resulted in an exclusivity agreement with a party that proposed to invest capital into the Company subject to certain conditions. That arrangement terminated in mid April 2002 because the Company determined that it did not need financing in the amount and on the terms proposed in that exclusive arrangement. None of the other discussions led to a definitive agreement or proposal for a transaction primarily because the interested parties wanted to purchase only selected assets of the Company which was unacceptable to the Company since the sale of the identified assets would have substantially reduced the operations of the Company, could have increased the losses associated with the Company's operations, and may not have generated sufficient funds to prevent the dissolution or liquidation of the Company.

      During January of 2002, Mr. Mattingly of SBI and Mr. Roberts of the Company recommenced discussions regarding a potential acquisition transaction. A number of possible transactions, including a proposal whereby the Company would acquire certain assets of SBI were discussed. Discussions involving selling these assets to the Company were discontinued based on SBI's concerns that the post-transaction valuation placed on the Company by the public marketplace would not be sufficiently high to make the transaction acceptable to SBI.

      From February through late March of 2002, the Company and SBI continued periodic discussions and meetings regarding various potential transactions. In order to demonstrate its serious interest in pursuing a transaction with the Company, SBI submitted a draft acquisition agreement to the Company during the second week of March. In late March of 2002, the discussions between SBI and the Company were again terminated based on their inability to reach even a general agreement on the relative valuation of SBI and the Company.


      From May through August of 2002, the Company continued discussions directly with four of the nine companies mentioned above regarding several different strategic alternatives. Management held meetings with each of these four parties to exchange financial and operational due diligence information. By August of 2002, as mentioned above, all of these discussions had terminated without a definitive agreement or proposal for a transaction primarily because the interested parties wanted to purchase only selected assets of the Company which was unacceptable to the Company since the sale of the identified assets would have substantially reduced the operations of the Company, could have increased the losses associated with the Company's operations, and may not have generated sufficient funds to prevent the dissolution or liquidation of the Company.


      In September of 2002, the Company determined that a business combination transaction would be advisable in order for the Company to meet its business objectives and maintain and grow its customer base. It engaged Gerard Klauer Mattison & Co., Inc., an investment-banking firm ("GKM"), to formalize the process of finding a strategic partner for a business combination transaction with the Company.


      During the first week of September of 2002, SBI and the Company again resumed discussions regarding a potential acquisition of the Company by SBI. On September 5, 2002, SBI sent the Company a non-binding letter indicating that SBI continued to be interested in pursuing a transaction with the Company and was willing to enter into negotiations for the acquisition of the Company for cash, subject to the completion of due diligence. On September 5, 2002, Mr. Mattingly met with Mr. Maheu and Mr. Roberts in New York City to discuss a potential acquisition of the Company by SBI. Between September 5, 2002 and October 18, 2002, the Company and SBI had discussions with respect to ongoing due diligence underlying the transaction, including those matters affecting valuation of the Company, and the alternatives available to the Company for resolution with the Internal Revenue Service of issues regarding certain unpaid taxes.


      In September 2002, GKM contacted twenty-one (21) potential strategic partners, including SBI and certain of those previously contacted by the Company. Between September 11th and 17th of 2002, GKM sent out a total of thirteen non-disclosure agreements, of which ten were returned signed.

      Between September 12 and October 31 of 2002, GKM sent out confidential information packets to the ten companies that signed the non-disclosure agreements and set up six management meetings with the potential buyers.

      On October 18, 2002, consistent with the time frame and submission process established by GKM, SBI sent the Company a non-binding indication of interest to purchase all of the outstanding shares of the Company at a cash purchase price between $1.70 and $1.80 per share, subject to additional financial due diligence. On October 18, 2002, GKM also received two proposals from parties other than SBI. These proposals were for majority investments in the Company. SBI's proposal was the only cash proposal for 100% of the outstanding shares of the Company and the only offer that would result in a payment to the Company's stockholders. Therefore the Company considered SBI's October 18, 2002 indication of interest to be more favorable than those received from the two other parties mentioned above. Based on the

Company's evaluation of the competing proposals, SBI and the Company continued discussions concerning the most advantageous manner for SBI to acquire the Company. SBI and the Company determined that the most efficient manner in which to acquire the Company would be by entering into an acquisition agreement and commencing a tender offer for all the outstanding shares of the Company. During the last week of October 2002, SBI and the Company began negotiating a proposed acquisition agreement.


      During the period from the last week of October through November 18, 2002, SBI conducted additional due diligence, including financial due diligence on the Company. As part of this due diligence, Mr. Mattingly, Mr. Pierce and Mr. Ostler of SBI met with Mr. Maheu, Mr. Roberts and Mr. Lord in New York on November 5 and 6, 2002 to discuss the Company's business and financial performance. Based on the results of its due diligence and its conclusions regarding valuation of the Company, SBI informed the Company that it was unwilling to pay a purchase price of more than $1.70 per share.


      At a meeting held on the evening of November 21, 2002, the Company's Board of Directors approved the Acquisition Agreement and determined that the potential transaction was fair to, advisable to and in the best interests of the stockholders and the Company. The Company informed SBI that its Board of Directors had approved the transaction. SBI's board of directors also met on November 21 and approved the transaction and the related agreements. The Acquisition Agreement was executed on the evening of November 21, 2002, and the transaction was announced publicly through a press release issued jointly by the Company and SBI before the opening of trading in the Company's stock on the Nasdaq SmallCap Market on November 22, 2002. Under the terms of the Acquisition Agreement, SBI committed to commence the Offer for the Company's outstanding shares at $1.70 per share, and to complete the acquisition of the remaining shares of the Company, through the Merger, following conclusion of the Offer. SBI's acquisition of the Company is subject to several conditions, including that more than 50% of the outstanding shares of the Company's common stock, calculated on a fully diluted basis, be tendered into SBI's tender offer.

(b) Reasons for the Recommendation.


      In reaching its decision to approve the Acquisition Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

      Factors in Support of Approving the Transaction

      o The Company's current and historical financial condition and results of operations, including, but not limited to, the Company's inability to materially improve its revenues on a quarter by quarter basis and the substantial decline in its quarterly revenue commencing with the quarter ended September 30, 2000;

      o The present and prospective value of the Company and the strategic alternatives available to the Company as a stand-alone enterprise, given the increasing competition and consolidation of companies operating in the internet technology industry;

      o The current and expected conditions in the internet technology consulting industry, and the current uncertainties with respect to the industry, the economic environment and general market conditions, as reflected in the lack of revenue growth experienced by the Company and certain of its competitors, as well as the widely reported reduction in internet technology expenditures by companies operating in the countries in which the Company operated;


      o The continuing challenges facing the Company, including competition in each part of the Company's business from other industry participants, the trend towards consolidation or bankruptcy among internet technology consulting companies, and the implications of those challenges and prospects for the Company as a stand-alone company;

      o The opinion of Gerard Klauer Mattison & Co., Inc. to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $1.70 per Share in cash to be received in the Offer and the Merger by the holders of Shares (other than SBI and its affiliates) as well as the presentation by Gerard Klauer Mattison to the Board of Directors at a meeting held on November 21, 2002, rendering its analysis of the financial terms of the Offer and its valuation analysis of the Company. A summary of Gerard Klauer Mattison's opinion is set forth under the caption "Opinion of Financial Advisor to The Company" below. The full text of the written opinion of Gerard Klauer Mattison dated November 21, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as Annex A to this Statement and is incorporated by reference. Stockholders are urged to read the Fairness Opinion carefully and in its entirety;

      o The fact that the Acquisition Agreement provides for a prompt cash tender offer for all outstanding Shares to be followed by the Merger at the same cash price per Share, thereby enabling the Company's stockholders to receive the transaction consideration at the earliest possible time and enabling stockholders who do not tender their shares in the Offer to receive the same per share consideration to be paid in the Offer;


      o The fact that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to stockholders and retaining disinterested directors, and that the ability of the Company to access the public capital markets was detrimentally affected by its declining stock price;

      o The process by which the Board, with the assistance of senior management and the Company's financial and legal advisors, evaluated the Company's strategic alternatives, including liquidation, continuing to operate as an independent company or engaging in a business combination with another company, which resulted in the Board's determining that it was in the best interest of the Company's stockholders to provide them with the opportunity presented by the Offer to obtain a cash payment of $1.70 per share on an expeditious basis, which none of the other strategic alternatives offered;


      o The various terms and conditions of the indications of interest received from third parties that expressed an interest in entering into a business transaction with the Company;

      o The fact that the Company had pursued strategic alternatives for almost two years and the Offer and the Merger were the only transactions that the Company was able to negotiate for the sale of the entire Company with a cash payment to the Company's stockholders for their shares;

      o     The specific terms of the Acquisition Agreement, including:

            o the fact that there is no financing condition to the Offer and that SBI has access to the funds necessary to consummate the Offer;

            o The Board's ability to withdraw or modify its recommendation of the Acquisition Agreement or the Merger to the extent that the Board determines in good faith after consultation with its legal counsel that the failure to withdraw or modify such recommendation would be inconsistent with its fiduciary duties under applicable law;

            o The fact that the Acquisition Agreement permits the Company to provide information to and/or participate in discussions with a person or entity that makes an alternative proposal if certain conditions are satisfied, including that the alternative proposal was not solicited by the Company and the Board determines after consultation with counsel, that to fail to provide such information and/or participate in discussions with such person would constitute a breach of its fiduciary duties ("Alternative Transaction");


            o The Company's right to terminate the Acquisition Agreement prior to consummation of the Offer to enter into an Alternative Transaction with a third party if the Company pays a termination fee of $400,000 to SBI and reimburses SBI for documented out-of-pocket expenses of up to $500,000;


      o The ability of the Company stockholders who object to the Merger to obtain "fair value" for their Shares if they properly exercise their appraisal rights under the DGCL; and

      o The right of the Company to terminate the Acquisition Agreement if the Offer is not consummated by February 28, 2003.

      Factors Not in Support of Approving the Transaction

      o The covenants in the Acquisition Agreement restricting the conduct of the Company's business prior to the consummation of the Merger only to conduct that is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Merger;

      o The Offer price of $1.70 was less than the closing bid price for the Shares on the Nasdaq SmallCap Market on the date the Acquisition Agreement was executed and on the trading days during the months prior to mid-September;

      o The completion of the Offer and Merger as contemplated by the Acquisition Agreement would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company; and

      o The termination fee and expense reimbursement required by the terms of the Acquisition Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company.

      In determining whether to approve the Acquisition Agreement and recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered each of these factors, and also determined that certain factors were actually partially or entirely offset by others. For example, the Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $1.70 per Share price offered by SBI in the Offer, and that termination fee and expense reimbursement provisions were not unusual in transactions of this type. In addition, while the $1.70 per Share Offer price was less than the closing bid price for the Shares on the date the Acquisition Agreement was signed, this price actually exceeded the closing bid price for the Shares in all but one of the previous thirty trading days, and also exceeded the thirty-day trailing average of such closing bid prices.


      The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Acquisition Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board of Directors unanimously approved the terms of the Offer and recommended that holders of Shares tender their shares in the Offer.


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

Opinion of Financial Advisor to The Company

      The Company retained Gerard Klauer Mattison & Co., Inc. as its financial advisor to assist its management and its board of directors in considering valuation, financial and other matters relating to the Offer and the Merger.

      The Company's board of directors retained Gerard Klauer Mattison based on Gerard Klauer Mattison's qualifications, experience and expertise in investment banking. As part of Gerard Klauer Mattison's investment banking business, it is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      At the meeting of the Company's board of directors held on November 21, 2002, Gerard Klauer Mattison rendered its written opinion that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limits of review as set forth in its opinion, the consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to those stockholders.

      The full text of the written opinion of Gerard Klauer Mattison, dated as of November 21, 2002, is attached as Annex A to this Statement. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Gerard Klauer Mattison in rendering its opinion. We urge you to read the entire opinion carefully. Gerard Klauer Mattison's opinion is directed to the Company's board of directors and addresses only the fairness of the consideration, from a financial point of view, to holders of Shares as of the date of the opinion. Gerard Klauer Mattison's opinion does not address any other aspect of Offer and the Merger and does not constitute a recommendation to any holder of Shares as to whether that holder should continue to hold Shares, tender Shares into the offer or vote in favor of the Merger. This summary is qualified in its entirety by reference to the full text of Gerard Klauer Mattison's opinion.

      In connection with rendering its opinion, Gerard Klauer Mattison:

      o reviewed selected publicly-available financial information of the Company;

      o reviewed financial and operating information furnished by the Company;

      o reviewed financial projections through the end of the fiscal year ended December 31, 2002 prepared by the Company's management;

      o conducted discussions with the Company's senior management concerning its operations, financial condition and prospects;

      o reviewed historical market prices and trading activity for the Company shares and compared them with those of similar publicly-traded companies;

      o compared the financial performance of the Company with that of similar companies;

      o compared the proposed financial terms of the Offer and Merger with financial terms of other relevant mergers and acquisitions;

      o reviewed a draft of the Acquisition Agreement, which did not differ materially from the final version of that agreement; and

      o reviewed other financial studies, performed other analyses and investigations and took into account other matters that Gerard Klauer Mattison deemed appropriate.


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

      In preparing its opinion, Gerard Klauer Mattison relied on the accuracy and completeness of the financial and other information publicly available or provided to it. With respect to the financial projections and other information provided to it, Gerard Klauer Mattison assumed that the financial projections and other information were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's senior management of the future competitive, operating and regulatory environments and the related financial performance of the Company. Gerard Klauer Mattison expressed no opinion as to those financial projections and other information or the assumptions on which they were based.

      Gerard Klauer Mattison was not provided with an independent evaluation or appraisal of the assets of the Company. Gerard Klauer Mattison has not reviewed the Company's books and records nor made a physical inspection of its properties or facilities. Gerard Klauer Mattison assumed that the Offer and the Merger would be consummated on the terms set forth in the Acquisition Agreement, without modification or waiver of any material terms.

      In arriving at its opinion, Gerard Klauer Mattison did not ascribe a specific range of values to the Company, but rather made its determination as to fairness, from a financial point of view, of the proposed consideration to be received by the holders of Shares on the basis of the financial and comparative analyses summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial and comparative analysis and the application of these methods to the particular circumstances. Consequently, a fairness opinion is not readily susceptible to summary description. Gerard Klauer Mattison believes that its analyses must be considered as a whole and that considering any portions of those analyses and factors without considering all of them could create a misleading or incomplete view of the process underlying its opinion.

      The following is a summary of the financial analyses performed by Gerard Klauer Mattison in connection with the preparation of its opinion letter, dated as of November 21, 2002. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Gerard Klauer Mattison, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Implied Transaction Value

      Gerard Klauer Mattison calculated an enterprise value for the Company of $10.3 million, based on the amount of consideration payable to the holders of the Company common stock in this transaction. The enterprise value was obtained by multiplying the proposed consideration of $1.70 per share by the total number of shares of the Company common stock outstanding on a fully diluted basis, and then adding the Company's total debt as of September 30, 2002 of $10.1 million (which, for this purpose, included a $7.3 million tax obligation to the Internal Revenue Service and $2.7 million in restructuring accruals) and subtracting the amount of its cash and cash equivalents as of September 30, 2002 of $8.3 million. Gerard Klauer Mattison then calculated implied valuation multiples by dividing this enterprise value by the Company's revenue for the latest twelve months ended September 30, 2002, for the last quarter ended September 30, 2002 on an annualized basis, and for calendar year 2002 (estimated). The following table presents those multiples:

                                                               Enterprise Value/
                                                                    Revenue
                                                               -----------------
      Latest Twelve Months                                            .24x
      Last Quarter Annualized                                         .27x
      Calendar Year 2002 (Estimated) (1)                              .25x
----------
(1)   Based on the Company management estimates.

      These implied valuation multiples were then utilized in the financial analyses described below. Because the Company had no earnings for the relevant periods, Gerard Klauer Mattison did not calculate any valuation multiples based on earnings or earnings before interest, taxes, depreciation or amortization ("EBITDA").

Precedent M&A Transactions Valuation Analysis

      The precedent merger and acquisition transactions valuation analysis provides a benchmark based on the consideration paid in selected comparable merger and acquisition transactions. For this analysis, Gerard Klauer Mattison compared financial statistics from publicly-available information for selected comparable transactions to the relevant financial statistics for the proposed acquisition of the Company by SBI. The selected comparable transactions were chosen because they involved mergers and acquisitions of a similar size to this transaction, namely transactions of less than $100 million in size, and they involved companies in the internet consulting and services industry. The following table presents the selected transactions utilized in Gerard Klauer Mattison's analysis:

Target                              Acquiror                 Closing Date
------                              --------                 ------------
Scient, Inc.                        SBI Holdings Inc.        September 30, 2002
Viant Corporation                   divine, Inc.             September 27, 2002
Lante Corporation                   SBI Holdings Inc.        September 6, 2002
Luminant Worldwide Corporation      Lante Corporation        January 8, 2002
iXL Enterprises, Inc.               Scient, Inc.             November 7, 2001
MarchFirst, Inc.                    divine, Inc.             April 12, 2001

      Gerard Klauer Mattison reviewed publicly-available information to determine the purchase prices and multiples in these selected comparable transactions. The following table summarizes the median and mean enterprise value multiples of latest twelve months revenue and last quarter annualized revenue for the selected comparable transactions as compared to the proposed acquisition of the Company by SBI:

                                                                Selected Comparable Transactions
                                                                -------------------------------
                                                                Reference Range
                                                                ---------------
                                                                                     Median      Mean
                                                    Razorfish    Low      High      Multiple   Multiple
                                                    --------    ----      -----     --------   --------
Enterprise Value/Latest Twelve Months Revenue         0.24x     0.1x      0.3x        0.2x       0.2x
Enterprise Value/Last Quarter Annualized Revenue      0.27x     0.1x      0.6x        0.2x       0.3x

      Gerard Klauer Mattison noted that the revenue multiples resulting from the proposed consideration of $1.70 per Share was within the range of enterprise value multiples of the selected comparable transactions.

      No transaction included in this analysis is identical to the acquisition of the Company by SBI. Gerard Klauer Mattison made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the Company's control, such as the impact of competition on the Company's business, industry growth and the absence of any material adverse changes in the financial condition and prospects of the Company, the internet consulting and services industry or the financial markets in general.

Selected Comparable Public Companies Analysis

      Gerard Klauer Mattison compared selected financial information of the Company with publicly-available information of selected comparable public companies in the internet consulting and services industry that had historical financial metrics and ratios that were comparable to those of the Company. Specifically, the comparable public companies considered by Gerard Klauer Mattison were:

      o     Braun Consulting, Inc.
      o     DiamondCluster International, Inc.
      o     Digitas Inc.
      o     divine, Inc.

      o     Edgewater Technology, Inc.
      o     eLoyalty Corporation
      o     Modem Media, Inc.
      o     Sapient Corporation
      o     Tanning Technology Corporation

      For each of the selected comparable companies, Gerard Klauer Mattison calculated and analyzed enterprise value as a multiple of revenue. The following table presents the enterprise value multiples of the Company implied by the transaction with SBI compared to the selected comparable companies:

                                                         Selected Comparable Companies
                                                         -------------------------------
                                                         Reference Range
                                                         ---------------
                                                                              Median      Mean
                                             Razorfish    Low      High      Multiple   Multiple
                                             --------    ----      -----     --------   --------
Latest Twelve Months Revenue                    .24x      0.1x      0.7x       0.2x       0.3x
Calendar Year 2002 Revenue (Estimated)          .25x      0.2x      0.7x       0.4x       0.4x

      Gerard Klauer Mattison noted that the revenue multiples resulting from the proposed consideration of $1.70 per Share was within the range of enterprise value multiples of the selected comparable companies.

      No company included in the peer group is identical to the Company. In selecting and evaluating the comparable companies, Gerard Klauer Mattison made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of the Company and those of the selected comparable companies, Gerard Klauer Mattison believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis.

      The preparation of a fairness opinion is a complex process and, consequently, a fairness opinion is not easily summarized. Gerard Klauer Mattison believes that selecting any portion of its analyses, without considering both of its analyses, would create an incomplete view of the process underlying its opinion. In addition, Gerard Klauer Mattison may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of considerations resulting from any particular analysis described above should not be taken to be Gerard Klauer Mattison's view of the actual value of the Company. In performing its analyses, Gerard Klauer Mattison made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these matters are beyond the Company's control and any estimates contained in Gerard Klauer Mattison's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.


      Gerard Klauer Mattison conducted the analyses described above as part of its analysis of the fairness, from a financial point of view, of the proposed consideration to be received by holders of the Company common stock in the Offer and the Merger and its delivery of the fairness opinion to the Company's board of directors. These analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.


      The type and amount of consideration payable in the Offer and the Merger were determined through arm's-length negotiations between the Company and SBI and were approved by the Company's board of directors. Gerard Klauer Mattison provided advice to the Company during these negotiations. Gerard Klauer Mattison did not, however, recommend any specific consideration to the Company or that any specific amount of consideration constituted the only appropriate consideration.

      In connection with Gerard Klauer Mattison's engagement, the Company requested that Gerard Klauer Mattison evaluate the fairness, from a financial point of view, to the holders of the Company common stock of the consideration provided for in the Offer and the Merger. Information regarding the financial terms of the engagement of Gerard Klauer Mattison is provided in response to Item 5: Persons/Assets, Retained, Employed, Compensated or Used, below.

Annex B: Information Statement pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The first paragraph under the caption "THE SBI DESIGNEES", on page B-3, is hereby amended as follows:


      The information contained in this Information Statement concerning SBI and the Purchaser has been furnished to the Company by SBI or the Purchaser.


The paragraph under the caption "All Other Fees", on page B-10, is hereby amended and supplemented as follows:


      The aggregate fees for other professional services rendered in connection with the local statutory audits and SEC filings for the Company during the fiscal year ended December 31, 2001 were approximately $75,000. The audit committee considered whether the services in connection with these fees were compatible with maintaining the principal accountant's independence and believed that they were.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        RAZORFISH, INC.


                                        /s/ John Roberts
                                        ----------------------------------------
                                        Name:  John Roberts
                                        Title:  Chief Financial Officer

      Date: December 20, 2002